UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of May 2013

Golar LNG Limited
(Translation of registrant’s name into English)
Par-la-Ville Place,
14 Par-la-Ville Road,
Hamilton,
HM 08,
Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_____________________

Item 1. INFORMATION CONTAINED IN THIS FORM 6-K REPORT
Attached as Exhibit 99.1 is a copy of the press release of Golar LNG Limited dated May 30, 2013.

Exhibit 99.1
INTERIM RESULTS FOR THE PERIOD ENDED MARCH 31, 2013

Highlights

•
On the basis that the results of Golar LNG Partners L.P (“Golar Partners” or the “Partnership”) are no longer consolidated, Golar LNG (“Golar” or the “Company”) reports first quarter 2013 operating income of $75.9 million (including a $65.2 million gain on sale of the Maria) and net income of $85.6 million.

•	Golar Partners completes its third follow-on equity offering raising net proceeds of $130 million.

•	Golar sells its interests in the company that owns and operates the LNG carrier Golar Maria to Golar Partners for $215 million.

•	Golar Spirit completes its first post FSRU retrofit drydock.

•	Golar chosen as preferred bidder for Jordan FSRU. Time Charter Party discussions progressing well.

•	Board declares increased dividend of $0.45 for the quarter.

Subsequent events

•

•	Golar agrees terms for participation in the Douglas Channel LNG project with a view to reaching Final Investment Decision (FID) in Q3 2013 and on stream date of late 2015 or early 2016.

•	Funding facility for a number of newbuild vessels continues to progress well.

•	Winter drydocking and modification work commenced.

•	Hilli and Gandria enter layup in Indonesia.

Deconsolidation of Golar Partners

As disclosed in the Company's Annual Financial Statements for the fiscal year ended December 31, 2012 on Form 20F, the Company is now required to present its financial results without consolidating the results of Golar Partners. As such, the unaudited financial reports contained within this press release reflect this requirement.

Effective from December 13, 2012, the operating income of the Company excludes the operating results of Golar Partners. Accordingly, the sale of vessels to the Partnership will be recorded at fair value and not as a transfer of equity interests between entities under common control and a gain or loss on sale will be recognized within operating income. Golar has recorded an accounting gain on sale of $65.2m1 in respect of the Maria transaction during the first quarter of 2013 (“first quarter”).
____________________________

1 The net gain of $65.2 million excludes $17.1 million of deferred profit which will be amortized over the remaining useful economic life of the Golar Maria.

The Company's share of the Partnership's results are now split and recorded below operating income based on the class of shares held. Dividends pertaining to its common unit holding in the Partnership, General Partner stake and Incentive Distribution Rights (IDRs) will be treated and reported as dividend income. Equity in Net Earnings of Affiliates will include Golar's share of the Partnership's results in respect of the Company's subordinated units only. Against these earnings will be a charge in relation to amortization of a share of the fair value gain recognized upon deconsolidation.

It is important to note that despite the change in presentation, the basis of the cash flows from the Partnership to Golar remain unchanged. In May 2013 Golar received cash distributions of $16 million from the Partnership in respect of the first quarter. In respect of the fourth quarter 2012, Golar received $15 million from the Partnership.

Net revenue (Total revenues less Voyage and commission expenses) of $33.4 million for the first quarter is generated by the Golar Viking, Golar Arctic, the Gimi and pre-dropdown earnings of the Golar Maria offset by bunker costs incurred by the idle Hilli and Gandria. Operating costs of $9.6 million relate to the same vessels above together with the newbuild crew costs. Administrative costs at $4.3 million are equally split between project related costs and underlying office and staff support costs.

Golar reports net financial income of $1 million earned predominantly on the deposit of cash balances earmarked to meet the Company's newbuild pre-delivery instalment obligations. Deemed interest in relation to the newbuilding program is capped by the interest payable on Golar's secured debt facilities and corporate borrowings. Interest expense is therefore nil. Other financial items at $2.8 million relate primarily to movements in interest rate swaps taken out in connection with the newbuilding program.

To assist investors with prior quarter comparisons and assessments of underlying operating performance of the Golar Group, the Company is also presenting in a table below, some operating performance metrics including the impact of Golar Partners on a consolidated basis. The majority of the following operational narratives will comment on this basis.

	(Including Consolidation of Golar Partners)
	Jan - Mar	Oct - Dec
(in thousands of $)	2013 (1)	2012 (2)
	(unaudited)	(unaudited)
Total revenues	108,874	111,838
Vessel operating expenses	21,557	23,777
Voyage and commission expenses	3,414	4,325
Administrative expenses	5,569	6,828
Depreciation and amortization	23,144	23,553
Operating income	55,190	53,355
Interest income	1,247	606
Interest expense	(10,381)	(10,534)
Other financial items	(1,928)	(3,440)

(1)	Please see Appendix A for reconciliation to the results as reported in the condensed statements of income.

(2)
No reconciliation has been included for the fourth quarter of 2012, as except for the gain on loss of control of $854.0 million, the impact of the deconsolidation of Golar Partners is not material to the operating results or the individual line items as the deconsolidation date was effective only from December 13, 2012.

Financial Review

Net revenue for the first quarter of 2013 is lower at $105.5 million against $107.5 million for the fourth quarter 2012 (“fourth quarter”). This primarily reflects offhire for the Golar Spirit which continued its scheduled drydocking until February 26, 2013. Mitigating this, the Golar Maria, which spent much of the fourth quarter idling on commercial waiting time, was on hire throughout the first quarter. Collectively this resulted in an improved first quarter Time Charter Equivalent (“TCE”) of $94,748 per day compared to $91,479 for the fourth quarter.

First quarter operating costs of $21.6 million, which include $1.4 million in respect of costs attributable to the required build up of crewing resources in advance of newbuild deliveries, are lower than the previous quarters costs at $23.8 million which included $3.2 million for this same category of costs. The Company expects that a further $4.5 million will be incurred during the year to build up newbuilding crewing resources. Underlying operating costs for the first quarter at $20.1 million are also lower than the prior quarter at $20.6 million. Administration expenses at $5.6 million were lower than the $6.8 million incurred in the fourth quarter.

Net financial expenses at $9.1 million are lower due to a higher deemed earned interest credit this quarter offset by a full quarter's interest incurred on the NR Satu loan and Golar Partners' high yield bond. Other financial items at $1.9 million mainly consist of non-cash interest rate swap and foreign currency retranslation movements.

Financing

Golar Partners third follow-on equity offering
Golar Partners closed its third post IPO public offering of 3,900,000 common units on February 5, 2013 at a price of $29.74 per common unit. Golar GP LLC, the Partnership's general partner, maintained its 2% general partner interest and Golar subscribed to 416,947 common units in a concurrent private placement, also at a price of $29.74 per unit. The net proceeds to the Partnership from this offering were approximately $130 million. Following the closing, the Company owns 12,238,096 common units and 15,949,831 subordinated units representing a 48.9% limited partner interest in the Partnership. By virtue of its ownership of the General Partner which owns 1,153,326 units, the Company's total ownership interest in the Partnership now stands at 50.9%.

Golar Maria
On February 7, 2013, the Company completed its sale of interests in the company which owns and operates the LNG carrier Golar Maria to Golar Partners for $215 million. Golar Partners financed the purchase of the Golar Maria by assuming bank debt of $89.5 million and the remainder from the net proceeds of its February 2013 equity offerings.

Subsequent to the Golar Maria dropdown, Golar Partners declared an increase in its quarterly distribution to $0.515 per unit. This represents an annualised distribution of $2.06 per unit. More significantly, the Company's share of the distribution from Golar Partners has increased disproportionately by virtue of its ownership of all of the Incentive Distribution Rights. The Company receives 25% of distributed cashflow when distributions per unit are between $1.9252 and $2.31 in addition to its distributions received per common and subordinated units held. When distributions per unit increase above $2.31 this incentive distribution will increase to 50% of incremental distributed cashflow.

Corporate and other matters

Douglas Channel Project
In May 2013, the Company entered into firm framework agreements to establish a partnership that will take the Douglas Channel LNG Project (the "Project") forward through the development and execution phase.  The other partners in the Project include the Haisla First Nation of Kitimaat Village British Columbia, Canada, LNG Partners, LLC of Houston Texas and a large energy company (collectively the “DC Project Partners.”)

Through such framework agreement Golar has secured a minimum 25% stake in the Project and the partners have now made a firm commitment to fund activities up to and including the FID, which is anticipated to be made in the third quarter of 2013.  Project FID remains subject to obtaining the remaining required permits, execution of certain project agreements and EPC contracts for the key components of the planned infrastructure. The Project will consist of a 0.6-0.7 million metric tonne per annum (mmpta) capacity liquefaction barge and associated facilities. The Project's existing National Energy Board licence allows it to export up to 1.8 mmtpa for a period of 20 years. The total capital expenditures for the Project (including development costs) are estimated to be $500 million.

Golar's contribution of 25% of the Projects current funding requirements, subject to positive FID,  provide Golar with a firm option to invest a minimum of 25% of Project capital and right to a proportional share of the LNG off-take.

The DC Project Partners have also agreed to investigate a future liquefaction train in the Douglas Channel in connection with the successful expansion of the Pacific Natural Gas Pipeline. The Company has an option to take a minimum of 25% stake in the future liquefaction train developed by the DC LNG Project.

Golar will have the opportunity to provide shipping to the Project and believes this will lead to other shipping opportunities in the region.

Dividends
Further to guidance provided in the preliminary fourth quarter and financial year 2012 results, the Board has proposed that the cash dividend be increased by $0.025 to a total of $0.45 reflecting the Board's confidence in the long term fundamentals of the Company and its ability to fund its near term cash requirements despite recent and anticipated near term volatility in shipping rates. The record date for the dividend will be June 13, ex-dividend date is June 11 and the dividend will be paid on or about June 27, 2013.

Chile FSRU
As previously announced, Golar has been asked by Gas Atacama Mejillones Seaport's (“Gas Atacama”) to extend the validity of the contract to provide them with an FSRU. The existing contract was subject to Gas Atacama achieving a threshold of new power sales agreements by December 31, 2012. Golar continues in discussions with Gas Atacama in order to reach agreement on an extension and remains the exclusive FSRU provider, however the project is now subject to indefinite delay.

Hilli and Gandria enter layup
Late delivery of the Angola liquefaction project, an unusually large number of force majeures and issues in Nigeria, Yemen, Mexico and Norway together with larger than expected declines in exports out of Egypt and Indonesia collectively freed up a number of vessels for spot and short term charters. This removed some of the anticipated market tightness and therefore opportunities to charter the older, smaller and less fuel efficient Hilli and Gandria. The opportunity to redeploy their crew on the soon to deliver newbuilds together with substantial operating cost savings made layup the most attractive option. Both vessels entered layup during the second quarter and will be maintained in good order pending deployment opportunities for conversion to liquefaction, storage, and/or regasification units.

Drydockings
Second quarter earnings, on a consolidated Golar Partners basis, will be impacted by the scheduled drydockings of the Golar Winter and the Methane Princess. The duration of each docking will be substantially shorter than that of the Spirit with the impact on revenue expected to be neutral relative to the first quarter. Having also completed the Mazo docking during the quarter (no revenue impact), the Golar Arctic represents the last scheduled docking candidate for the year.

Shares and options
During the quarter no options were exercised. The total number of remaining options remains 580,417. As at March 31, 2013 the total number of shares outstanding in Golar excluding options is 80,503,364.

Floating Liquefaction (“FLNG”)

Golar's FEED study with Keppel Shipyard and its liquefaction topside partners continues to make progress and is expected to be completed by the end of July 2013. With the completion of the Golar FEED study for a Floating Liquefaction Vessel, Golar will be able to offer both ship and barge based floating liquefaction solutions to a wide variety of potential markets.

In addition to the Douglas Channel Project, Golar is in discussions with other developers in the Americas for projects that can access pipeline quality natural gas. Golar is also in early stage discussions with producers in West Africa for clean and relatively dry stranded gas reserves in the range of 0.5 TCF to 2.5 TCF. The economics of these projects are very attractive but have multiple execution hurdles to overcome in order to progress the projects to commercial operations.

The Board continues to be optimistic about the liquefaction business and wants Golar to develop a portfolio of projects using both pipeline quality gas and stranded gas reserves. To support the development of this portfolio Golar remains committed to the creation of a new subsidiary focused on the liquefaction business and securing LNG supply to compliment its existing LNG Carrier and FSRU business in the second half of 2013.

Shipping
The year started strongly for the LNG shipping market. Asian buyers competed against those in South America, particularly Petrobras, for Atlantic basin sourced spot cargoes. Cargoes moving between basins increased demand for shipping and several spot fixtures were seen during January and early February in the $110-130,000/day range. A lack of available Atlantic basin cargoes caused by production problems combined with an easing of demand in both the Far East and South America in the latter part of the quarter put downward pressure on charter rates. Fixtures for modern vessels were reported at levels either side of the $100,000/day mark.

The majority of the spot fixtures seen during the first quarter were subcharters rather than charters from independent owners. Liquefaction projects with shipping length such as Yemen, Angola and Tangguh did a large part of the out chartering.

Charters from independent owners were generally for the 1st and 2nd generation vessels with rates at a heavy discount to modern tonnage. For shorter charters some vessels benefitted from being in the right place at the right time with cold tanks. For longer fixtures up to 9 months, charter rate seems to have been the main driver.
As of 31st March 2013 the fleet consisted of 365 vessels over 15,000 cbm (including FSRUs and trading FSRUs). The order book stood at 107 vessels over 15,000 cbm including 8 FSRUs, 34 of which were ordered in 2012 and 11 in 2013. Around 56% of the conventional vessels have secured employment from delivery, 37 vessels remained unfixed of which Golar controls 11.

During April 2013, the lack of available cargoes continued to keep the market subdued in the Atlantic. Somewhat increased spot shipping demand was seen in the Pacific in the same period. At the end of April, Atlantic supply started to increase and spot shipping demand and rates have increased during May as a result. Medium term shipping demand has also started to emerge during the second quarter with enquiries coming from several large players for periods between 1 and 10 years. Although more interest in shipping is facilitating some upward sentiment, there is a chance that much of the demand - particularly from trading outfits - is linked to the same tenders, hence it may soften once awards have been made.

LNG Market

During January and early February 2013 a continued lack of hydro power generation in Brazil meant that Petrobras had significantly increased demand for additional LNG cargoes. The main competition for these cargoes came from buyers in Japan and Korea, each with nuclear outages, looking to secure late winter volumes. As a result some Far East spot price indicators were driven above $20/MMBtu by mid-February from the low-$17s at the turn of the year.

Demand began to ease from the second half of February 2013 as the Brazilian reservoir levels increased and Asian buyers passed peak winter requirements. Some demand remained in other parts of Latin America with successive tenders in Argentina and Mexico sending a steady flow of cargoes into those markets. Weaker demand meant that Far East prices declined rapidly during March 2013 to stand at around $15.30/MMBtu by the end of the quarter for deliveries in the second quarter of 2013.

Atlantic supply was also very restricted during the latter part of the first quarter of 2013. The Snohvit project in Norway shut down for scheduled maintenance at the end of January but (more) unexpected problems at the plant meant production didn't resume until well into the second quarter. Nigeria LNG also had production issues. After a previous force majeure (FM) in the fourth quarter, another FM related to feedgas supply was declared in early February 2013. It mainly affected incremental volumes whilst term volumes don't seem to have been affected. This problem also persisted deep into the second quarter with another FM declared in the last fortnight.

Whilst reduced demand in the Far East lowered DES prices in March, spot FOB prices in the Atlantic remained strong making it extremely difficult to close spot transactions (arbitrage trade) and therefore keeping the market quiet overall.

Increased availability of spot cargoes has allowed more transactions to be executed in recent weeks. Demand from Latin America has remained strong. In Argentina a string of successive tenders, each securing a fraction of the cargoes requested, has kept traders interested. Demand in Mexico has been particularly strong, especially for deliveries into the southwestern terminal of Manzanillo which is very distant from most export plants. Mexican state controlled companies were said to be in the market for up to 40 cargoes from mid-2013 until end-2014 and are reported to have secured 18 of these so far.

FSRUs

In the first quarter of 2013, with the exception of the Kingdom of Jordan, there were no new firm awards for FSRUs. Golar continues to progress commercial negotiations with the Kingdom of Jordan for that country's first FSRU. The company is optimistic that these negotiations will lead to a firm contract for Hull 2024, the Golar Eskimo.

In addition to the Golar Eskimo, Golar also has Hull 2031, the Golar Igloo under construction. The Golar Igloo, a 170,000 m3 storage capacity FSRU, will be delivered in October and is currently the only uncontracted newbuild FSRU that is available before 2015. This FSRU has been offered into several tenders and is shortlisted for two of them. Golar is also in direct negotiations with several FSRU project sponsors for the deployment of this vessel.

While the shortage of FSRUs pre-2015 has begun to slow down tender awards, the market is beginning to see numerous credible projects for 2015 and beyond in the early stages of development. The Middle East, India and South America continue to be major areas of activity with 8-10 plausible projects at various stages of development. In addition, West Africa and South East Asia are beginning to see more activity from credible project sponsors.

Continued strong demand for FSRUs has encouraged the company to enter detailed discussions with yards about converting one of its new build LNG carrier orders to a FSRU.

Outlook

Aside from the first quarter 2013 results being impacted by a longer than anticipated drydocking of the Golar Spirit, the Board is generally pleased with the results shown through the quarter as the unplanned down time for available vessels was very low across both the carrier and FSRU operating assets (less than 1%, excluding vessels recently moving into lay-up). This reflects the Company's commitment to operational excellence within its "in-house" technical manager Golar Wilhelmsen. As the safe operation of the Golar Group fleet is of paramount importance, the Board is also pleased with the Company's stellar track record on safety performance which includes a 12 month rolling Long Term Incident frequency of zero.

The Board anticipates that, accounting for planned drydockings, results for subsequent quarters in the near term will generally be in line with the first quarter results, up until August 2013 when the first of Golar's newbuildings are delivered with an expected contribution to increased earnings. The Golar Viking, which will be transitioning between charters in the second quarter is expected to book between 20-25 days of commercial waiting time during such quarter while the operating costs of the idle Golar Hilli and Gandria will be further mitigated during the second quarter as those vessels are transitioned to lay-up. Finally, after 18 months of exemplary operating performance, the first generation vessel Golar Gimi will come off her present charter on June 14, 2013 with no identified follow on charter identified at present.

Looking longer term, the Company is anticipating material volatility in LNG shipping rates for the period starting in 2014. A large number of newbuilding orders will be delivered starting in such period which will serve both to re-balance the current tight market but also are in response to the significant incremental production coming on stream beginning late 2015 and continuing through 2016. Through such re-balancing period the Company is expected to be contracting its carrier fleet into a mix of short, medium and long term fixtures until such incremental production comes to bear on industry participants' structural fleet requirements. Until that time, the Company remains well placed with the majority of its existing modern vessels on charter through 2015, attractive conversion opportunities for the first generation ships, and a newbuild fleet that will boast attractive operational savings over the vast majority of the overall LNG carrier fleet. With success in its floating liquefaction business, the Board is also optimistic that the Company may create its own captive demand for vessels beginning in the same period.

The Company continues to make good progress with the financing of its newbuilding programme and is pleased with the bank and export credit agencies' appetite to participate. During April, Golar signed a termsheet with a financial institution for the purpose of financing one of its newbuildings. Furthermore, the Company is making good progress with another multi-unit facility. The Company expects to have executed both sources of financing before the delivery of its first newbuilding in August underscoring its intention not to raise new equity to fund any of the newbuilding programme and maintain its current dividend distribution.

The Board is optimistic about the placement of its two existing FSRU newbuild orders. Following the Company's selection as preferred bidder for the Jordan FSRU Project, discussions on the firm agreements have continued along productively with the result being a substantially agreed form which is now set to make its way through relevant government channels for approval. The Company is hopeful that such approvals will be forthcoming shortly and the agreement will go into full effect. Anticipated start-up for such project is late 2014 or early 2015. Beyond the Jordan project the Company is actively pursuing a number of attractive new opportunities for deployment of FSRUs.

The Company's ambitions toward moving into the liquefaction space on the LNG value chain took a significant step forward recently with the conclusion of basic framework agreements for the partnership that will take the Douglas Channel LNG project to a final investment decision sometime in the third quarter of 2013. The Company has acquired both the rights to invest in and the control of off-take of at least 25% of such project which will have a total capacity of 0.6-0.7 million tonnes of LNG per annum. In addition to this, the DC Project Partners have also agreed to investigate a future liquefaction train that could fully utilize the Project's existing National Energy Board licence which allows it to export up to 1.8mmtpa for a period of 20 years. The Company is also pursuing several active opportunities for similar projects in the Americas, off-shore West Africa and other locations.

The Board remains of the view that the pursuit of firm value from such opportunities will be best realized through the eventual launch of a separate entity which will retain clear focus on the specific value proposition that these midstream projects contain. The Board acknowledges that the original timing for such launch was planned for earlier in the year however it has now determined that such is more logical to do during the second half of 2013 when the funding requirements of the active opportunities, including Douglas Channel, become more material and the Keppel FLNGV FEED study is completed. The Board continues to see extremely attractive economics in this new segment for the Company however it must be acknowledged that significant execution risks must be overcome to firmly realize such value.

APPENDIX A - RECONCILATION OF RESULTS INCLUDING CONSOLIDATION OF GOLAR PARTNERS

		Golar Partners		(Including consolidation of Golar Partners)
	Jan - Mar	Complete	Consolidation	Jan - Mar
	2013	Basis (100%)	Adjustments	2013
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Total revenues	35,115	74,927	(1,168)	108,874
Vessel operating expenses	9,599	13,130	(1,172)	21,557
Voyage and commission expenses	1,720	1,694	—	3,414
Administrative expenses	4,292	1,266	11	5,569
Depreciation and amortization	8,806	13,675	663	23,144
Operating income	75,937	45,162	(65,909)	55,190
Interest income	974	273	—	1,247
Interest expense	—	(10,381)	—	(10,381)
Other financial items	(2,753)	1,080	(254)	(1,928)

Forward Looking Statements

This press release contains forward looking statements. These statements are based upon various assumptions, many of which are based, in turn, upon further assumptions, including examination of historical operating trends made by the management of Golar. Although Golar believes that these assumptions were reasonable when made, because assumptions are inherently subject to significant uncertainties and contingencies, which are difficult or impossible to predict and are beyond its control, Golar LNG cannot give assurance that it will achieve or accomplish these expectations, beliefs or intentions.

Included among the factors that, in the Company's view, could cause actual results to differ materially from the forward looking statements contained in this press release are the following: inability of the Company to obtain financing for the new building vessels at all or on favorable terms; changes in demand; a material decline or prolonged weakness in rates for LNG carriers; political events affecting production in areas in which natural gas is produced and demand for natural gas in areas to which our vessels deliver; changes in demand for natural gas generally or in particular regions; changes in the financial stability of our major customers; adoption of new rules and regulations applicable to LNG carriers and FSRU's; actions taken by regulatory authorities that may prohibit the access of LNG carriers or FSRU's to various ports; our inability to achieve successful utilization of our expanded fleet and inability to expand beyond the carriage of LNG; increases in costs including: crew wages, insurance, provisions, repairs and maintenance; changes in general domestic and international political conditions; the current turmoil in the global financial markets and deterioration thereof; changes in applicable maintenance or regulatory standards that could affect our anticipated dry-docking or maintenance and repair costs; our ability to timely complete our FSRU conversions; failure of shipyards to comply with delivery schedules on a timely basis and other factors listed from time to time in registration statements and reports that we have filed with or furnished to the Securities and Exchange Commission, including our Annual Report on Form 20-F and subsequent announcements and reports. Nothing contained in this press release shall constitute an offer of any securities for sale.

May 30, 2013
The Board of Directors
Golar LNG Limited
Hamilton, Bermuda.

Questions should be directed to:
Golar Management Limited - +44 207 063 7900
Doug Arnell - Chief Executive Officer
Brian Tienzo - Chief Financial Officer
Stuart Buchanan - Investor Relations

Golar LNG Limited
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME

	2013	2012	2012	2012
(in thousands of $)	Jan-Mar	Oct-Dec	Jan-Mar	Jan-Dec

Operating revenues	35,115	99,158	83,069	410,345

Vessel operating expenses	9,599	21,530	27,910	86,672
Voyage and commission expenses	1,720	2,703	746	9,853
Administrative expenses	4,292	6,907	6,515	25,013
Depreciation and amortization	8,806	20,742	20,043	85,524
Impairment of long-term assets	—	500	—	500
Total operating expenses	24,417	52,382	55,214	207,562

Gain on disposal of Golar Maria (includes amortization of deferred gain)	65,239	—	—	—
Other operating gains and losses	—	—	(16)	(27)

Operating income	75,937	46,776	27,839	202,756

Other non-operating income (expense)
Gain on loss of control	—	853,996	—	853,996
Dividend income	8,202	—	—	—
Loss on disposal of fixed assets	—	—	—	(151)
Gain on business acquisition	—	—	4,084	4,084
Total other non-operating income	8,202	853,996	4,084	857,929

Financial income (expenses)
Interest income	974	1,272	512	2,819
Interest expense	—	(8,164)	(6,622)	(31,924)
Other financial items	(2,753)	(3,306)	(2,647)	(13,763)
Net financial expenses	(1,779)	(10,198)	(8,757)	(42,868)

Income before taxes, equity in net earnings (losses) of affiliates and non-controlling interests	82,360	890,574	23,166	1,017,817
Taxes	787	(1,798)	1,169	(2,765)
Equity in net earnings (losses) of affiliates	2,417	(1,027)	6	(609)

Net income	85,564	887,749	24,341	1,014,443
Net income attributable to non-controlling interests	—	(11,765)	(9,165)	(43,140)

Net income attributable to Golar LNG Ltd	85,564	875,984	15,176	971,303

Golar LNG Limited

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	2013	2012	2012	2012
(in thousands of $)	Jan-Mar	Oct-Dec	Jan-Mar	Jan-Dec

Net income	85,564	887,749	24,341	1,014,443

Other comprehensive income:
Losses associated with pensions (net of tax)	—	(2,322)	—	(2,323)
Unrealized net gain (loss) on qualifying cash flow hedging instruments	1,962	(1,308)	1,526	1,547
Unrealized gain on investments in available-for-sale securities	38,645	5,911	—	5,911
Other comprehensive income	40,607	2,281	1,526	5,135
Comprehensive income	126,171	890,030	25,867	1,019,578

Comprehensive income attributable to:

Stockholders of Golar LNG Limited	126,171	880,260	16,389	978,532
Non-controlling interests	—	9,770	9,478	41,046
	126,171	890,030	25,867	1,019,578

Golar LNG Limited

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	2013	2012
(in thousands of $)	Mar-31	Dec-31

ASSETS
Current
Cash and cash equivalents	373,971	424,714
Restricted cash	1,551	1,551
Other current assets	12,714	7,745
Amounts due from related parties	4,656	5,915
Total current assets	392,892	439,925
Non-current
Investment in available-for-sale securities	404,079	353,034
Investment in affiliates	362,294	367,656
Cost method investments	201,144	198,524
Newbuildings	603,656	435,859
Vessels and equipment	435,648	573,615
Other long-term assets	13,611	10,833
Amounts due from related parties	34,213	34,953
Total assets	2,447,537	2,414,399

LIABILITIES AND STOCKHOLDERS' EQUITY
Current
Current portion of long-term debt	9,400	14,400
Other current liabilities	51,452	68,622
Amounts due to related parties	363	4,037
Total current liabilities	61,215	87,059
Long-term
Long-term debt	404,784	490,506
Other long-term liabilities	90,965	72,515
Equity
Stockholders' equity	1,890,573	1,764,319

Total liabilities and stockholders' equity	2,447,537	2,414,399

Golar LNG Limited

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASHFLOWS

	2013	2012	2012	2012
(in thousands of $)	Jan-Mar	Oct-Dec	Jan-Mar	Jan-Dec

OPERATING ACTIVITIES
Net income	85,564	887,749	24,341	1,014,443
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	8,806	20,742	20,043	85,524
Amortization of deferred tax benefits on intragroup transfers	(872)	(1,814)	(1,814)	(7,257)
Amortization of deferred charges	100	545	384	1,900
Amortization of debt guarantees relating to Golar Partners	(254)	—	—	—
Gain on disposal to Golar Partners (net of amortization of deferred gain)	(65,239)	—	—	—
Equity in net (earnings) losses of affiliates	(2,417)	1,027	(6)	734
Dividend income	(8,202)	—	—	—
Gain on loss of control	—	(853,996)	—	(853,996)
Drydocking expenditure	(789)	(186)	(13,204)	(20,939)
Stock-based compensation	83	90	557	1,357
Loss on disposal of fixed assets	—	—	—	151
Gain on business acquisition	—	—	(4,084)	(4,084)
Change in market value of derivatives	(1,691)	(8,747)	(5,289)	—
Other current and long-term assets	(8,788)	2,789	(4,952)	(5,177)
Other current and long-term liabilities	(3,816)	21,768	(11,876)	8,348
Interest element included in capital lease obligations	—	129	22	401
Unrealized foreign exchange loss (gain)	—	6,844	3,689	11,905
Impairment of long-term assets	—	500	—	500
Net cash provided by operating activities	2,485	77,440	7,811	233,810

Golar LNG Limited

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASHFLOWS (CONTINUED)

	2013	2012	2012	2012
(in thousands of $)	Jan-Mar	Oct-Dec	Jan-Mar	Jan-Dec

INVESTING ACTIVITIES
Additions to vessels and equipment	(167,797)	(6,493)	(17,518)	(97,228)
Additions to newbuildings	—	(88,422)	(106,478)	(245,759)
Investment in subsidiary, net of cash acquired	—	—	(19,438)	(19,438)
Cash effect of the deconsolidation of Golar Partners	—	(85,467)	—	(85,467)
Vendor refinancing - loan repayment from Golar Partners	—	155,000	—	155,000
Additions to investments	(15,020)	—	—	(173)
Dividends received from Golar Partners and others	14,422	—	—	—
Proceeds from disposal of business to Golar Partners	117,517	—	—	—
Proceeds from disposal of fixed assets	—	—	—	40
Restricted cash and short-term investments	—	18,439	(15,730)	2,325
Net cash used in investing activities	(50,878)	(6,943)	(159,164)	(290,700)

FINANCING ACTIVITIES
Proceeds from long-term debt	—	192,241	250,000	442,241
Proceeds from long-term debt from related parties	—	—	170,000	200,000
Repayments of obligations under capital leases	—	(1,610)	(1,460)	(6,288)
Repayments of long-term debt	(2,350)	(3,600)	(9,678)	(45,166)
Repayments of long-term debt due to related parties	—	—	(160,000)	(280,000)
Financing costs paid	—	(3,563)	(3,428)	(7,842)
Cash dividends paid	—	(68,426)	(47,167)	(175,904)
Non-controlling interest dividends	—	(10,159)	(6,534)	(32,082)
Proceeds from exercise of share options (including disposal of treasury shares)	—	890	575	2,613
Proceeds from issuance of equity in subsidiaries to non-controlling interests	—	129,980	—	317,119
Net cash (used in) provided by financing activities	(2,350)	235,753	192,308	414,691
Net (decrease) increase in cash and cash equivalents	(50,743)	306,250	40,955	357,801
Cash and cash equivalents at beginning of period	424,714	118,464	66,913	66,913
Cash and cash equivalents at end of period	373,971	424,714	107,868	424,714

Golar LNG Limited

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(in thousands of $)	Share Capital	Additional Paid in Capital	Contributed Surplus	Accumulated Other Comprehens-ive loss	Accumulated Retained Earnings	Total before Non- Controlling Interest	Non- Controlling Interest	Total Equity
Balance at December 31, 2011	80,237	398,383	200,000	(34,948)	34,093	677,765	78,055	755,820

Net income	—	—	—	—	15,176	15,176	9,165	24,341
Dividends	—	—	—	—	(26,031)	(26,031)	—	(26,031)
Grant of share options	—	557	—	—	—	557	—	557
Issuance of convertible bonds	—	24,979	—	—	—	24,979	—	24,979
Non-controlling interest dividends	—	—	—	—	—	—	(6,534)	(6,534)
Exercise of share options	62	1,002	—	—	(489)	575	—	575
Other comprehensive income	—	—	—	1,213	—	1,213	313	1,526

Balance at March 31, 2012	80,299	424,921	200,000	(33,735)	22,749	694,234	80,999	775,233

(in thousands of $)	Share Capital	Additional Paid in Capital	Contributed Surplus[1]	Accumulated Other Comprehens-ive loss	Accumulated Retained Earnings	Total before Non- Controlling Interest	Non- Controlling Interest	Total Equity
Balance at December 31, 2012	80,504	654,042	200,000	(18,730)	848,503	1,764,319	—	1,764,319

Net income	—	—	—	—	85,564	85,564	—	85,564
Grant of share options	—	83	—	—	—	83	—	83
Other comprehensive income	—	—	—	40,607	—	40,607	—	40,607

Balance at March 31, 2013	80,504	654,125	200,000	21,877	934,067	1,890,573	—	1,890,573

Footnotes:

1.	Contributed Surplus is 'capital' that can be returned to shareholders without the need to reduce share capital thereby giving Golar greater flexibility when it comes to declaring dividends.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Golar LNG Limited (Registrant)

Date: May 30, 2013	By:	/s/ Brian Tienzo Brian Tienzo Chief Financial Officer